02020052

AR/S

P.E.
9-30-01

ANNUAL REPORT

OF

WORLDWIDE TECHNOLOGIES INC.

300 Esplanade Drive
Suite 1680
Oxnard, CA 93030

Telephone: (805) 205-2390

BUSINESS OPERATIONS AND DEVELOPMENTS

The following is a summary description of our business operations. For a comprehensive description of our business operations, please refer to our Annual Report on Form 10-KSB filed January 29, 2002.

Our company was incorporated under the laws of the Province of British Columbia (specifically under the *Company Act (*British Columbia)) on August 9, 1984, under the name "Adore Resources Ltd.". On October 14, 1986, we changed our name to "Krieger Data International Corp." and on November 17, 1987, to "Promark Software Inc.". On August 24, 1999, we changed our name to "clipclop.com Enterprises Inc.". On September 10, 2001, we changed our name to "Worldwide Technologies Inc.". We are a reporting issuer under the securities laws of the Province of British Columbia and our common shares are registered under the Securities Exchange Act of 1934.

We have four wholly-owned subsidiaries, Promark Software Worldwide, Inc., PRW Management Inc., USe-Store Worldwide, LLC and Entertainment Hosting & Merchandising, LLC. The equine information division of our company is known as "clipclop.com Worldwide".

On August 14, 2001, at an Extraordinary General Meeting of our shareholders, the authorized capital of our company was altered by consolidating all of the authorized 100,000,000 common shares without par value, of which 58,078,252 common shares were then issued and outstanding, on the basis of seven (7) common shares being consolidated into one (1), such that the authorized capital of our company then consisted on 14,285,714 common shares without par value, of which 8,296,893 common shares were then issued and outstanding. In addition, the authorized capital of our company was then increased to 100,000,000 common shares without par value and the Memorandum of our company was altered by changing the name of our company from "clipclop.com Enterprises Inc." to "Worldwide Technologies Inc.".

Our corporate offices are located at 300 Esplanade Drive, Suite 1680, Oxnard, Ventura County, CA, 93030. Our telephone number is (805) 205-2390 and our facsimile number is (805) 205-2302.

Business of Worldwide

Our Website - www.clipclop.com

In the past, our primary operations focused on the operation of our equine information division, clipclop.com Worldwide's website at www.clipclop.com. Although our focus has shifted somewhat following the acquisition of the issued and outstanding membership interests in USe-Store Worldwide, LLC on June 8, 2001 (see section entitled "USe-Store Worldwide" for further details), we continue to provide directories of businesses and service providers, access to products and services, information, education and entertainment in connection with equine-related information, products and services through our clipclop.com website. We target our clipclop.com website to horse owners, equestrian enthusiasts and equestrian-related businesses. We plan to continue to attract users by providing the most comprehensive and easy to use information sources in connection with equine-related information, products and services available on the Internet.

Our clipclop.com website has been in operation since December 1, 1999, and offers:

- easy access to information through our directory of businesses, our news and articles section, our event calendar, our club registry, our health and training forums and our dictionary of equine terminology;

- an email newsletter program that is customized to individual interests and features information relative to the breed of the horses, disciplines and riding styles, and geographic location of the registered members;

- listings of businesses, service providers, clubs, associations, government agencies, events, competitions, seminars and sales related to the horse world; and

- a "one-stop shopping" experience, where users are able to quickly and easily locate a wide variety of products and services.

We have implemented our on-line transactions processing facility, which allows visitors to subscribe to magazines, order catalogues, books, vacations and other horse-related products or services without leaving our clipclop.com website.

We offer several levels of services to attract retailers, service providers, and manufacturers in the equine marketplace to participate in our virtual equine community by listing their businesses on our clipclop.com website. All listings are maintained by category and geographical location in a relational database.

We also offer several premium services under the "Corporate" section of our clipclop.com website. These services include online mall webpages and e-commerce services, custom banner ad services and ancillary services such as sponsorship services, newsletter ad services, business directory links, website design and creative ad services and equine information and entertainment services.

On-line Transactions Processing Facilities

We have an agreement with Cardservices International pursuant to which we offer on-line transaction processing facilities to the equine business whose goods or services are offered through our clipclop.com website. We have identified over 60,000 horse related businesses that currently are unable to offer secured server credit card processing facilities directly. These companies make up a significant part of our target market.

Our agreement with Cardservices International allows us to process credit card transactions through our clipclop.com website on behalf of other businesses at a very competitive discount rate of 2.36%, compared to the usual 4.5% to 5% charged directly to small retailers. We will collect the bank charges and a 5% commission from each sale completed through our clipclop.com website. In consideration of its credit card processing services, Cardservices

International receives a transaction fee of $0.25 per transaction, a minimum processing fee of $15.00 and a monthly customer service fee of $10.00.

Promark Software Inc. - MicroCLAS Educational Software and Other Software Programs

Our subsidiary, Promark Software Worldwide, Inc., has a website at www.promarksoftware.com. On our Promark website, we offer a variety of "edutainment" software related to geography, languages, anatomy and puzzles. Promark sold the majority of its software licenses in years prior to the year ended September 30, 2001 and Promark's only remaining revenue-producing licence is with National Geographic Society which generates revenue of less than $15,000 per annum.

Our interactive multimedia MicroCLAS software technology is suitable for any discipline that can be represented graphically with information presented or assembled in a logical sequence. We currently have 16 MicroCLAS modules in distribution, including United States, Canada, World, United Kingdom, Japan and Germany geography modules, Spanish and French language modules and rat, pigeon, dogfish and frog biology modules. National Geographic distributes ZipZapMap! geography modules for MS-DOS™, Windows™ and Macintosh™ operating environments and Zingo Lingo language modules for Windows™ and Macintosh™ operating environments. Encyclopedia Britannica distributes Virtual Anatomy modules for Windows™ and Macintosh™ operating environments. We directly distribute the Virtual Horse for the Windows™ operating environment.

Products using our jigsaw puzzle software engine are published and distributed by National Geographic under the trade name PicturePuzzle (CD-ROM and diskette based versions) and by Fink & Company under the name PuzzlePC (Diskette based versions). The PicturePuzzle and PuzzlePC products operate on Windows™ and Macintosh™.

USe-Store Worldwide, LLC

USe-Store Worldwide, LLC

On June 8, 2001, pursuant to the terms of a Share Exchange Agreement dated April 9, 2001, between our company, USe-Store LLC, Jonathan Severn, Jerry Bohn, Ryan Spurgin and Gregg Schlender, we acquired all of the issued and outstanding membership interests of USe-Store LLC (now USe-Store Worldwide, LLC) for total consideration valued at US$750,000, paid by us through the issuance of 2,142,857 (15,000,000 pre-reverse split) common shares in our capital stock, at a deemed price (based on the trading value of our common stock on the acquisition date) of $0.35 ($0.05 pre-reverse split) per share. Following the acquisition, USe-Store became a wholly-owned subsidiary of our company. The value assigned to our common stock issued on the acquisition of USe-Store has been discounted to $375,000 for the purposes of our Canadian GAAP consolidated financial statements, reflecting a discount to the market price taking into account the quantity of shares issued and market activity of our shares on the acquisition date.

Business of USe-Store Worldwide, LLC

USe-Store Worldwide, LLC has been in business since April, 2000. USe-Store's clients list their websites in USe-Store's media advertised online mall, and are offered the ability to purchase a listing on USe-Store's online mall that can be maintained by the client personally or by USe-Store's technical staff. A business can list its website on USe-Store's online mall for a basic cost of US$29.95 per month, which includes the hosting of the business' website. USe-Store also provides upgraded websites which allow the merchant to display many more products on several additional website templates, at a monthly hosting fee of US$39.95. Merchants who already have their own websites can join our online mall for a monthly fee of US$19.95. All fees are earned pursuant to agreements entered into on a month-to-month basis. Subsequent to September 30, 2001, USe-Store began offering its clients the support to build a website from inception to completion, offering advice on all aspects of doing so, including how to get started, how to obtain a unique URL, choosing categories and templates, inserting graphics, video streaming, shopping carts, obtaining a merchant account and using a secure payment gateway.

USe-Store has developed its own search engine capability that is able to categorize and search for stores registered in its online mall. The USe-Store website contains over 30 main category headings, including Finance, Business, Home, Computers and Health sites, which headings are then broken down into more specific categories. On October 26, 2001, our company announced the release of Version 2 of our online mall, which has significant improvements over the prior version, including allowing for random first product display upon a search request, which allows all vendors equal opportunity for top search results placement. In addition, Version 2 of our online mall has more specific and deeper product categorization and a front-page information center that allows for real time news, stock quotes and weather.

Through our www.use-store.com website, our online merchants are able to use several business tools to enhance their internet and e-commerce capabilities. Our www.use-store.com website provides access to advertising through banner ads, assists with obtaining merchant accounts to accept credit card payments over the internet and provides search engine placement and referrals to obtain products if the merchant has limited merchandise lines. USe-Store is dedicated to providing online merchants with the best opportunity to promote and sell their products on the internet. All such services are offered on a month-to-month basis.

Utilizing a user password and login, our online merchants have complete control over their websites. They are free to make changes 24 hours a day, seven days a week. In conjunction with our parent company, Worldwide Technologies, Inc., which provides the hosting for the online mall portal, we provide extremely high access speeds regardless of the number of simultaneous users.

Acquisition Subsequent to the Year Ended September 30, 2001

Subsequent to our year end, on November 28, 2001, we acquired all of the membership interests in Entertainment Hosting & Merchandising, LLC pursuant to a Purchase Agreement between our company, Jonathan Severn, Gregg Schlender and Entertainment Hosting & Merchandising, LLC. Following the acquisition, Entertainment Hosting & Merchandising, LLC became a wholly-owned subsidiary of our company.

Shortly after closing of the acquisition, Entertainment Hosting finalized a contract pursuant to which it secured the worldwide rights to the proceeds and revenues derived from the sale of memberships and products for the official Ricky Martin Fan Club website. By way of a Licence

Agreement made March 14, 2000, between Ricky Martin Enterprises, Inc. as Licensor and Jesdan Entertainment Corp. as Licensee, Ricky Martin Enterprises, Inc. agreed to license to Jesdan Entertainment the exclusive right to certain intellectual property to create and manage the Official Ricky Martin Fan Club and website.

Management's Discussion and Analysis

Subsequent to the acquisition of USe-Store, substantially all of our revenues consist of hosting fees and advertising sales generated by USe-Store and other referrals including clickthroughs from our equine related clipclop.com website. Hosting revenue is derived from merchants or businesses using our website as well as receiving a small advertising fee to be in our online malls. Other revenue is recognized when customers pay a nominal hourly rate for special customizations or by paying additional hosting fees for upgraded web site products. Our merchants can also pay for additional advertising and banner ad space. In addition, we expect to receive increased revenues from fan based web sites such as www.Rickyfan.com. To date, Entertainment Hosting has not had a significant impact on our sales, however we do expect revenues to increase in the future. We expect that the hosting of online businesses will continue to represent the majority of revenue growth in the foreseeable future.

The acquisition of USe-Store was accounted for using the purchase method of accounting. Because of the change in our business focus during 2001 in connection with this acquisition, our operating results have changed significantly in 2001 over 2000 and, in some respects, are not truly comparable. Financial information for the year ended September 30, 2000 consists only of that related to the operation of our equine information division, clipclop.com Worldwide.

Our consolidated financial statements are stated in US dollars and are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") as required by securities laws in British Columbia and are reconciled to US generally accepted accounting principles ("US GAAP"). Canadian GAAP is followed for the purposes of the discussion below on the results of operations and capital resources. Readers are referred to Note 12 of our audited consolidated financial statements included with this Annual Report for a description of the significant differences between Canadian GAAP and US GAAP and the impact on the results of operations and financial condition. Additionally, and as previously noted, in August, 2001, we obtained shareholder approval to consolidate our common shares on a seven-for-one basis. All references to common shares issued prior to the share consolidation in this discussion have been restated to reflect the share consolidation.

Results of Operations

To date, we are still in our infancy as a viable commercial entity and consequently our focus to date has been on the corporate organization and acquisitions, product development, identification of market needs, branding and the development and implementation of an overall marketing program. To September 30, 2001, we have incurred regular operating losses and, prior to the acquisition of USe-Store, LLC, had no significant source of revenue. USe-Store Worldwide, LLC, our operating subsidiary acquired in June, 2001, has also been named as a defendant in a judgment issued by the State of California against related parties in a business venture unrelated to that of USe-Store. As a result of this judgment, the Court has appointed a receiver to act as an agent of the Court. Among other responsibilities, the receiver has assumed full control of USe-Store and has exclusive custody over the assets of USe-Store. Management expects the Receiver to be removed in June, 2002, but believes that the receivership has not had a material impact on the day-to-day operations of USe-Store. We believe with the acquisition of USe-Store and obtaining the license to operate the Official Ricky Martin Fan Club website will result in continued revenue growth in fiscal 2002 and 2003. We anticipate that growth in revenues and a return to profitability may enable us to attract additional financing to allow us to add resources to further support the growth of our operations. Despite our expectations, there are no assurances that our estimated revenue growth can be achieved nor are there assurances that we will be able to generate further funds for continued operations. Should we be unable to achieve the anticipated revenue growth, our business and future success may be adversely affected. Accordingly, our consolidated financial statements contain note disclosures describing the circumstances that lead there to be doubt over our ability to continue as a going concern. In their report on the consolidated financial statements, our independent auditors included an explanatory paragraph regarding our ability to continue as a going concern.

Fiscal year ended September 30, 2001 compared to the fiscal year ended September 30. 2000

We incurred a net loss of $588,271 for the fiscal year ended September 30, 2001 ("fiscal 2001") compared to a net loss of $2,179,363 for the fiscal year ended September 30, 2000 ("fiscal 2000"). Included in the fiscal 2000 loss was $870,217 related to the acquisition of intellectual property and the website www.clipclop.com. Discussion and analysis related to significant operating activities undertaken during the years is set out below.

Revenues

Substantially all of our revenues are generated from hosting fees and advertising sales subsequent to the acquisition of USe-Store. Total revenue for fiscal 2001 was $418,958 an increase of $386,644 over revenue for fiscal 2000. Of fiscal 2001 revenue, $412,432 pertains to hosting fees and advertising sales from USe-Store for the period from June 8, 2001 (the acquisition date) to September 30, 2001. Hosting revenue is derived from merchants or businesses using our website products as well as receiving a small advertising fee to be in our online malls. Other revenue is recognized when customers pay a nominal hourly rate for special customizations or by paying additional hosting fees for upgraded web site products. Our merchants can also pay for additional advertising and banner ad space. We expect that future revenue growth will be largely driven by the growth of online services including fan club revenues, merchandising, and increased number of channel partners. Revenue generated from software licensing declined from $21,727 in fiscal 2000 to $6,526 in fiscal 2001 as the software being licensed is no longer being upgraded.

Gross Profit

Gross profit for fiscal 2001 was $50,754, substantially all of which was generated from hosting fees and advertising sales from USe-Store for the period from June 8, 2001 (the acquisition date) to September 30, 2001. Gross profit for fiscal 2000 was $27,114 from the equine information division. Direct cost of revenues generated from hosting fees and advertising sales of $368,204 in fiscal 2001, approximately 89% of revenue, consists primarily of costs associated with customer support and site operations as well as a fee paid to Maro Securities, Inc. (a company with common officers) for referral fees and administration related to the operation of USe-Store. The costs include compensation and commissions, employee and facilities cost for customer support and site operations personnel and internet service provider connectivity charges.

Advertising and promotion

Advertising expenses for fiscal 2001 declined by $317,694 from $409,447 in fiscal 2000 to $91,753 in fiscal 2001. Sales and marketing expenses in fiscal 2000 included $370,383 in connection with the acquisition and launch of the clipclop.com website as well as costs related to the website being declared the official equestrian site of the 2000 Sydney Olympic Games.

Our sales and marketing expenses for website hosting business in fiscal 2001 are comprised primarily of commissions for our sales and marketing channels, advertising and other promotional costs, employee and facilities costs. Online sales and marketing expenses are expected to decrease in absolute dollars for fiscal 2002 as we plan to build the brand more broadly. We expect to build our brand further with continued strategic alliances with advertising and channel partners. Sales and marketing expenses in website hosting businesses are expected to increase only in proportion to increase in hosted customers.

Investor relations and website promotion

Investor relations and website promotion expenses declined by $245,101 in 2001 from $346,019 in fiscal 2000 to $100,918 in fiscal 2001. Such costs consist of fees paid to previous management of our company. With the change in management in February 2001, no further direct fees are being charged to our company by the current management. Costs in respect of administration by new management are paid through an affiliated company and charged to us as cost of revenue.

General and administrative

General and administrative expenses for the year ended September 30, 2001 declined by $44,347 in 2001 from $205,942 in fiscal 2000 to $161,595 in fiscal 2001 primarily due to a reduction of administrative salaries expense of $26,477 and a reduction in our rental costs of $13,566 over amounts spent in fiscal 2000. Administrative salaries have declined due to a fewer number of employees as a result of the change in management. Our rental expense declined over fiscal 2000 due to arrangements made by previous management with the sublessor regarding the reduction of charges for operating expenses. We expect that general and administrative expenses will increase in absolute dollars in future periods as we continue to invest in the infrastructure that is necessary for our business.

Business Development

In fiscal 2000 we paid $3,467 and issued 714,286 shares of our common stock as compensation to a director for the intellectual property and the rights to the domain name www.clipclop.com, along with certain trademarks and copyrights. The recorded value of the shares issued was $866,750 based on the trading value of our common stock on the issuance date. Such amount was recognized as an expense during fiscal 2000.

Professional fees

Professional fees for the year ended September 30, 2001 declined by $14,709 from $84,754 in fiscal 2000 to $70,045 in fiscal 2001. Approximately 68% of the cost in fiscal 2000 was paid to legal advisors for the development of our 2000 Stock Option Plan and settlement of a lawsuit involving our company. Professional fees in 2001 are limited to legal expenses surrounding the acquisition of USe-Store, LLC and accrued audit fees.

Research and development

Research and development expenses for the year ended September 30, 2001 declined by $112,205 from $291,840 in fiscal 2000 to $179,635 in fiscal 2001 primarily due to completion of the clipclop.com website in fiscal 2000 and a greater emphasis being placed on website hosting and advertising than in fiscal 2000. As a result, fewer computer technicians are required to provide services and perform regular maintenance.

Amortization of Goodwill

Goodwill amortization expense of $19,935 was recorded in fiscal 2001 as a result of the acquisition of USe-Store. The Canadian Institute of Chartered Accountants has released a new accounting pronouncement (similar to SFAS 142 in the United States) which will affect the Company's future accounting for the goodwill recorded on this acquisition. New Section 3062 of the CICA Handbook requires the recognition of intangible assets at cost apart from goodwill. Any such intangible assets will be amortized over their estimated useful life except for intangible assets that are determined to have an indefinite useful life which are to be tested at least annually for impairment. New CICA Section 3062 also requires companies to cease amortization of goodwill but instead test goodwill for impairment at least annually. This section applies for our fiscal year commencing October 1, 2002, but early adoption is permitted. We have not yet assessed the impact on our financial statements of the adoption of these new requirements.

Liquidity And Capital Resources

Our principal capital requirements to date have been to fund the acquisition of our current businesses and the continued development of our products and marketing activities surrounding our products. Since inception, we have financed operations and acquisitions primarily with equity and expect to continue to do so to some significant degree until cash generated from operating activities reaches a sustainable level.

We incurred a net loss of $588,271 for fiscal 2001 compared to a net loss of $2,179,363 for fiscal 2000. Included in the September 30, 2000 loss are expenses totalling $866,750 settled with shares of our common stock. Net cash used in operating activities was $421,867 in fiscal 2001 compared to $1,227,551 in fiscal 2000 substantially as a result of the decreased net loss in 2001 from 2000. (See "Results of Operations" for a discussion of revenue and expenses in fiscal 2001 and 2000.)

Net cash used in investing activities was $8,429 in fiscal 2001 compared to $73,702 in fiscal 2000. The primary use for invested cash in fiscal 2001 and 2000 was the purchase of property and equipment.

Net cash provided by financing activities was $110,520 in fiscal 2001 compared to $1,535,151 in fiscal 2000, all of which was generated through the issuance of our common stock. In fiscal 2001, we issued 2,474,719 shares of our common stock of which 2,313,289 shares were issued in non-cash transactions including 2,142,857 shares issued in connection with the acquisition of USe-Store. In fiscal 2000, we issued 2,309,278 shares of our common stock of which 865,259 shares were issued in non-cash transactions. An additional 454,681 shares of common stock were issued in fiscal 2000 to settle debt primarily to certain directors in the amount of $131,489. Further, 989,338 shares of common stock were issued for net proceeds of $1,535,151 on exercise of stock options and in various private placements completed in fiscal 2000. Proceeds from these private placements were used primarily for working capital and to develop our www.clipclop.com website.

Subsequent to September 30, 2001, we entered into an agreement to obtain the license to operate the Official Ricky Martin Fan Club website. Signing that agreement and certain other agreements related thereto have resulted in us issuing additional common shares and share purchase warrants which will be reflected in our fiscal 2002 consolidated financial statements. We have no other formal commitments in place which require significant sums of cash.

During the twelve months ended September 30, 2002, we expect to spend approximately $900,000 to operate our business. Of this amount $132,000 is required for further website development and continued maintenance, $72,000 is required to enhance our marketing program and to continue to develop our brand name and $144,000 is required for an investor relations program. The remaining $552,000 is required to support general corporate expenses. We believe that existing cash and cash expected to be generated from operations will be sufficient to fund our operating activities, capital expenditures and other obligations for the foreseeable future. Should cash flow not be sufficient to sustain operations for the next year, we plan to raise debt and equity capital as needed to finance the operating and capital requirements of our company. However, if during that period or thereafter we are not successful in generating sufficient cash flow from operations or in raising additional capital when required in sufficient amounts and on terms acceptable to us, our business could suffer and these factors raise substantial doubt about our ability to continue as a going concern as described in an explanatory paragraph to our independent auditors' report on the September 30, 2001 audited financial statements.

New Accounting Pronouncements

In June 1998, the United States Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

Historically, we have not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, adoption of the new standards did not affect our consolidated financial statements.

In June 2001, the Financial Accounting Standards Board finalized FASB Statements No. 141, *Business Combinations* (SFAS 141), and No. 142, *Goodwill and Other Intangible Assets* (SFAS 142). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that we recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142, that we reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141.

SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires that we identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires us to complete a transitional goodwill impairment test six months from the date of adoption. We are also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142.

Our previous business combinations were accounted for using the purchase method. Currently, we are assessing but have not yet determined how the adoption of SFAS 141 and SFAS 142 will impact its US GAAP financial position and results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, is to be applied prospectively. The implementation of this new standard is not expected to have a material effect on our consolidated financial statements.

Change in Accountants

On August 20, 2001, DeVisser Gray (formerly DeVisser & Company) Chartered Accountants resigned from its position as our independent auditor, and on that same day, BDO Dunwoody LLP was appointed as our new independent auditor. Our board of directors approved the change of accountant from DeVisser Gray to BDO Dunwoody LLP on August 20, 2001.

During our two most recent fiscal years, and any subsequent interim periods preceding the change in accountants, there were no disagreements with DeVisser Gray on any matter of accounting principles or practices, financial statement disclosure or auditing scope procedure. The report on the consolidated financial statements prepared by DeVisser Gray for the two most recent fiscal years contained a modifying paragraph with respect to our company's ability to continue as a going concern. Aside from this modification, the report on the financial statements did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

We have engaged the firm of BDO Dunwoody LLP as of August 20, 2001. BDO Dunwoody LLP was not consulted on any matter relating to accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements.

RISK FACTORS

Much of the information included in this section of our Annual Report includes or is based upon estimates, projections or other "forward looking statements". Such forward looking statements include any projections or estimates made by us and our management in connection with our business operations. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein.

Such estimates, projections or other "forward looking statements" involve various risks and uncertainties as outline below. We caution the reader that important factors in some cases have affected and, in the future, could materially affect actual results and cause actual results to differ materially from the results expressed in any such estimates, projections or other "forward looking statements".

Our common shares are considered speculative during our search for a new business opportunity. Prospective investors should consider carefully the risk factors set out below.

WE ARE AN EARLY STAGE COMPANY AND HAVE NOT EARNED ANY SIGNIFICANT REVENUES SINCE THE IMPLEMENTATION OF OUR CLIPCLOP.COM WEBSITE WHICH MAKES IT DIFFICULT TO EVALUATE WHETHER WE WILL OPERATE PROFITABLY.

We are an early stage company which is primarily involved in the operation of our websites, including our clipclop.com website, which caters to individuals interested in horses and equine-related pursuits, our Promark website, which markets our educational, personal computer-based software and our USe-Store website, which allows USe-Store's clients to list their websites in USe-Store's media advertised online mall. We are involved in a relatively new business, having launched our clipclop.com and Promark websites initially on December 1, 1999, and having acquired USe-Store's issued and outstanding memberships in June, 2001, and as a result, we do not have a historical record of sales and revenues nor an established business track record from the operation of our business.

To September 30, 2001, we have incurred regular operating losses and, prior to the acquisition of USe-Store, LLC, had no significant source of revenue. USe-Store Worldwide, LLC, the company's operating subsidiary acquired in June, 2001 has also been named as a defendant in a judgment issued by the State of California against related parties in a business venture unrelated to that of USe-Store. As a result of this judgment, the Court has appointed a receiver to act as an agent of the Court. Among other responsibilities, the receiver has assumed full control of USe-Store and has exclusive custody over the assets of USe-Store. Management expects the Receiver to be removed in June, 2002, but believes that the receivership has not had a material impact on the day-to-day operations of USe-Store.

Unanticipated problems, expenses and delays are frequently encountered in ramping up sales and launching new businesses. Our ability to successfully develop our website and to generate significant operating revenues will depend on our ability to successfully develop and maintain brand names for each of our websites and to attract new and maintain old users of our websites.

Given our limited operating history, operating losses and other factors set out above, there can be no assurance that we will be able to achieve our goals and develop a sufficiently large user base of our websites to be profitable. Management believes we can sustain our operations for the next twelve months from existing working capital and operations over the next year. Should cash flow not be sufficient to sustain operations for the next year, we plan to raise debt and equity capital as needed on a private placement basis to finance the operating and capital requirements of our company. It is management's intention to continue to finance planned capital expansion and continued development in the e-marketplace and Internet website business. These factors raise substantial doubt about our company's ability to continue as a going concern as described in an explanatory paragraph to our independent auditors' report on the September 30, 2001 audited financial statements. The future of our company will depend upon our ability to obtain adequate financing and continuing support from stockholders and creditors and to achieve and maintain profitable operations. To the extent that we cannot achieve our plans and generate revenues which exceed expenses on a consistent basis and in a timely manner, our business, results of operations, financial condition and prospects would be materially adversely affected.

WE EXPECT TO EXPERIENCE SIGNIFICANT AND RAPID GROWTH IN THE SCOPE AND COMPLEXITY OF OUR BUSINESS AS WE PROCEED WITH THE DEVELOPMENT OF OUR WEBSITES AND OUR BUSINESSES. IF WE ARE UNABLE TO HIRE STAFF TO MANAGE OUR OPERATIONS, OUR GROWTH COULD HARM OUR FUTURE BUSINESS RESULTS AND MAY STRAIN OUR MANAGERIAL AND OPERATIONAL RESOURCES.

As we proceed with the development of our websites and services associated with each of our websites individually, we expect to experience significant and rapid growth in the scope and complexity of our business. We will need to add staff to market our websites, manage operations, handle sales and marketing efforts and perform finance and accounting functions. We will be required to hire a broad range of additional personnel in order to successfully advance our operations. This growth is likely to place a strain on our management and operational resources. The failure to develop and implement effective systems, or to hire and retain sufficient personnel for the performance of all of the functions necessary to effectively service and manage our potential business, or the failure to manage growth effectively, could have a materially adverse effect on our business and financial condition.

WE MUST DEVELOP A MARKETING AND SALES PROGRAM TO GENERATE ANY SIGNIFICANT REVENUES.

We will be required to develop a marketing and sales campaign that will effectively demonstrate the advantages of our websites, services and products. We may also elect to enter into agreements or relationships with third parties regarding the promotion or marketing of our websites, products and services. There can be no assurance that we will be able to establish adequate sales and marketing capabilities, that we will be able to enter into marketing agreements or relationships with third parties on financially acceptable terms or that any third parties with whom we enter into such arrangements will be successful in marketing and promoting our websites, products and services.

OUR SUCCESS IS DEPENDENT UPON THE ACCEPTANCE OF OUR COMPANY, OUR WEBSITES AND OUR BUSINESSES.

Our success is dependent upon achieving significant market acceptance of our company and our websites, products and services. We cannot guarantee that users will accept our websites, or even the Internet, as a replacement for traditional sources of equestrian information, educational software and shopping. Market acceptance of our websites depends upon continued growth in the use of the Internet generally and, in particular, as a source of equestrian information services, educational software and online shopping. The Internet may not prove to be a viable channel for these services. Failure to achieve and maintain market acceptance of our websites would seriously harm our business.

Acceptance of our websites depends on the success of our advertising, promotional and marketing efforts and the ability to continue to provide high-quality information, products and services to our users of our website. To date, we have not spent a considerable amount on marketing and promotional efforts. To increase awareness of our websites, we expect to spend a significant amount on promotion, marketing and advertising in the future. If these expenses fail to develop an awareness of our websites, these expenses may never be recovered and we may never be able to generate any significant future revenues. In addition, even if awareness of our websites increases, we may not be able to increase or maintain the number of users of our websites.

OUR CONTINUED OPERATIONS DEPEND ON TECHNOLOGY AND COMPUTER SYSTEMS.

The markets in which we compete are characterized by rapidly changing technology, evolving technological standards in the industry, frequent new websites, services and products and changing consumer demands. Our future success will depend on our ability to adapt to these changes and to continuously improve the performance, features and reliability of our service in response to competitive services and products and the evolving demands of the marketplace, which we may not be able to do. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require us to incur substantial expenditures to modify or adapt our services or infrastructure, which might impact our ability to become or remain profitable.

Our websites utilize sophisticated and specialized network and computer technology. We anticipate that it will be necessary to continue to invest in and develop new and enhanced technology on a timely basis to maintain our competitiveness. Significant capital expenditures may be required to keep our technology up to date. Investments in technology and future investments in upgrades and enhancements to software for such technology may not necessarily maintain our competitiveness. Our business is highly dependent upon our computer and software systems, and the temporary or permanent loss of such equipment or systems, through casualty, operating malfunction or otherwise, could have a material adverse effect upon us.

THE LOSS OF JONATHAN SEVERN OR ANY OF OUR KEY MANAGEMENT PERSONNEL WOULD HAVE AN ADVERSE IMPACT ON OUR FUTURE DEVELOPMENT AND COULD IMPAIR OUR ABILITY TO SUCCEED.

Our performance is substantially dependent on the expertise of Jonathan Severn, our President, CEO and one of our directors, and other key management personnel, and our ability to continue to hire and retain such personnel. Mr. Severn, spends approximately 40% of his working time on our company. It may be difficult to find sufficiently qualified individuals to replace Mr. Severn or other key management personnel if we were to lose any one or more of them. Accordingly, the loss of Jonathan Severn or any of our key management personnel could have a material adverse effect on our business, development, financial condition, and operating results.

We do not maintain "key person" life insurance on any of our directors or senior executive officers.

SINCE OUR SHARES ARE THINLY TRADED AND TRADING ON THE OTC BULLETIN BOARD MAY BE SPORADIC BECAUSE IT IS NOT AN EXCHANGE, STOCKHOLDERS MAY HAVE DIFFICULTY RESELLING THEIR SHARES.

Our common stock is quoted on the OTC Bulletin Board and is thinly traded. In the past, our trading price has fluctuated widely, depending on many factors that may have little to do with our operations or business prospects. In addition, the OTC Bulletin Board is not an exchange and, because trading of the securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on an exchange or the Nasdaq Stock Market, Inc., you may have difficulty reselling any of our common shares.

TRADING OF OUR STOCK MAY BE RESTRICTED BY THE SEC'S PENNY STOCK REGULATIONS WHICH MAY LIMIT A STOCKHOLDER'S ABILITY TO BUY AND SELL OUR STOCK.

The U.S. Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors." The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of, our common stock.

WE DO NOT EXPECT TO DECLARE OR PAY ANY DIVIDENDS.

We have not declared or paid any dividends on our common stock since our inception, and we do not anticipate paying any such dividends for the foreseeable future.

OUR WHOLLY-OWNED SUBSIDIARY, PROMARK SOFTWARE WORLDWIDE, INC. OPERATES IN A VERY COMPETITIVE MARKETPLACE.

The educational and consumer software industry in which we operate is very competitive. In the consumer market, our products compete against a large number of companies of varying sizes and resources. There is an increasing number of competitive products offered by a growing number of companies.

Increased competition in the consumer market for multimedia educational software may result in a reduction in sales of products incorporating our technology, or additional price competition, any of which could have a material adverse effect on our operating results. Existing competitors may continue to broaden their product lines, and potential competitors, including larger computer or software manufacturers, entertainment companies and educational publishers, may enter or increase their focus on the educational software market, resulting in greater competition for us.

Many of our competitors are substantially larger than we are and have significantly greater financial resources and marketing capabilities than we do, together with better name recognition. It is also possible that new competitors may emerge and acquire significant market share. Competitors with superior resources and capabilities may be able to utilize such advantages to market their website, products and services better, faster and/or cheaper than our company. Increased competition is likely to result in reduced gross margins and loss of market share, either of which could have a material adverse effect upon our business, results of operations and financial condition. In addition, there can be no assurance that we will be able to compete successfully against our present or future competitors.

Our ability to compete successfully will require that we develop and maintain a technologically advanced website, provide superior information content, products and services, and obtain a significant customer and user base for our websites. There can be no assurance that we will be able to achieve these objectives. Failure to do so would have a material adverse effect on our business, operating results and financial condition. Furthermore, our websites and products and services will compete directly with other existing and subsequently developed products using competing technologies. There can be no assurance that our competitors will not succeed in developing or marketing technologies, websites, services and products that are more effective and commercially desirable than those developed or marketed by us or that would render our websites, products and services non-competitive. Failure of our websites, products and services to compete successfully with websites, products and services using competing technologies will have a material adverse effect on our business, operating results and financial condition.

The market for Internet content, products, services and advertising is new, rapidly evolving and intensely competitive. We currently compete, or potentially compete, with many providers of website content, information services and products, as well as traditional media and promotional efforts, for audience attention and advertising and sponsorship expenditures. We expect competition to intensify in the future. Barriers to entry are not significant, and current and new competitors may be able to launch new websites at a relatively low cost. Competition for members, users and advertisers, as well as competition in the electronic commerce market, is intense and is expected to increase significantly.

INTELLECTUAL PROPERTY.

We regard our software products as proprietary and rely primarily on a combination of copyright, trademark and trade secret laws, employee and third-party nondisclosure agreements and other methods to protect proprietary rights. We do not anticipate that we will apply for patent protection in the United States for an educational game and apparatus, and there can be no assurance in any event that patent protection would be granted. We also retain and duplicate source codes which are stored in a safety deposit box. We do not embed in our software any mechanisms to prevent or inhibit unauthorized copying. In prior periods, some of our software products were licensed to end-users under "shrink wrap" license agreements, but they were not signed by licensees and, therefore, may not be binding under the laws of certain jurisdictions. We are aware that unauthorized copying occurs within the software industry, and if a significant amount of unauthorized copying of our products were to occur, our business, financial condition and operating results could be adversely affected. As the number of software products in the industry increases and the functionality of these products further overlaps, software developers may increasingly become subject to infringement claims. Although there are currently no infringement claims against us, there can be no assurance that third parties will not assert infringement claims against us in the future with respect to current or future products, or that any such assertion will not require that we enter into royalty arrangements or incur significant litigation costs.

COMPETITION (USE-STORE WORLDWIDE, LLC).

The marketplace in which we operate our USe-Store website has become increasingly competitive. Our competitors, such as Netgateway, Inc. and WSN Group Inc., include application service providers, software vendors, systems integrators and information technology consulting service providers who offer services similar to ours to the small business and entrepreneurial markets. Many of our competitors do not yet offer a range of Internet-related professional services such as those we offer, including the support to build a website from creation to completion, maintenance of client websites by our technical staff and assistance in obtaining merchant accounts to accept credit card transactions over the Internet. These competitors could choose to focus additional resources on the aspects of their websites which may make them more attractive to our target markets, which could have a materially adverse effect on our business, prospects, financial condition and results of operations. Competition for customers, users and advertisers, as well as competition in the e-commerce market generally, is intense and is expected to increase significantly as the Internet continues to attract new users as online shoppers.

There are relatively low barriers to entry into our business sector. Our company's proprietary technology is limited, and may not discourage or inhibit companies from becoming competitive with us. Many of our competitors are substantially larger than we are and have significantly greater financial resources and marketing capabilities than we do, together with better name recognition. It is also possible that new competitors may emerge and acquire significant market share. Competitors with superior resources and capabilities may be able to utilize such advantages to market their websites and services better, faster and/or cheaper than our company. Increased competition is likely to result in reduced gross margins and loss of market share, either of which could have a materially adverse effect upon our business, results of operations and financial condition. In addition, there can be no assurance that we will be able to compete successfully against our present or future competitors.

Our ability to compete successfully will require that we develop and maintain a technologically advanced website, provide superior information content, products and services, and obtain a significant customer and user base for our website. There can be no assurance that we will be able to achieve these objectives. Failure to do so would have a materially adverse effect on our business, operating results and financial condition. There can be no assurance that our competitors will not succeed in developing or marketing technologies, websites and services that are more effective and commercially desirable than those developed or marketed by us or that would render our website and services non-competitive. Failure of our website and services to compete successfully with websites and services using competing technologies will have a material adverse effect on our business, operating results and financial condition.

DIRECTORS AND EXECUTIVE OFFICERS

All directors of our company hold office until the next annual meeting of the shareholders or until their successors have been elected and qualified. The officers of our company are appointed by our board of directors and hold office until their death, resignation or removal from office.

Jonathan Severn, President, Chief Executive Officer and Director

Mr. Severn brings 10 years of sales experience to our company. For the last ten years, he has owned, operated and is the President of JRS & Son, LLC, doing business as Cardservice Tri-

Counties, the second largest agent office in the United States, for Cardservice International. Cardservice International is the largest privately held processor of Visa and Mastercard in the United States. Cardservice Tri-Counties is a company that provides e-commerce transaction processing and electronic payment services. Mr. Severn is the Vice President and Co-CEO of Globaltech Leasing Inc., a company that specializes in small ticket and small business leasing. Mr. Severn is also the President of Snipware Worldwide LLC, USe-Store Worldwide, LLC., Maro Securities Inc. doing business as Biztools.tv, and was the managing member of Entertainment Hosting & Merchandising, LLC (formerly Proforma Hosting, LLC). Snipware Worldwide LLC is a software development company producing instant messaging software. USe-Store Worldwide, LLC is our wholly-owned subsidiary which operates a virtual online shopping mall on the Internet. Maro Securities Inc., doing business as Biztools.tv, is a provider of website development and services company which allows companies to conduct business on the Internet.

Aric Gastwirth, CPA, Chief Financial Officer

Mr. Gastwirth brings 15-years of public accounting experience to our management team. After leaving the public accounting in December 1999, Mr. Gastwirth joined JRS & Son, LLC doing business as Cardservice Tri-Counties, BizTools.TV and Tech Leasing International, Inc. as the Chief Financial Officer of those companies. He was instrumental in the preparation of private placement memorandums and fund raising for these companies. He is also the Chief Financial Officer of Maro Securities Inc. and USe-Store Worldwide, LLC. Prior to that, Mr. Gastwirth was a partner with Gastwirth Banks & Co. (from July 1, 1998 to December 31, 1999) and Lucove Gastwirth Say & Co. (from January 1, 1995 to June 30, 1998). Both of these entities were accounting firms.

Ryan Spurgin, Vice President Technology

Mr. Spurgin has spent the last eight years in the programming and information technology industry. Prior to joining our company, he served as the Chief Technology Officer of Netconcept Inc. between 1996 and 2000. Netconcept is a web hosting and computer programming company. While servicing the internet service provider industry during the internet's boom, he gained strategic support and alliances with some of the largest technological companies including Microsoft. During the last year and a half, Mr. Spurgin has been developing patented internet protocol and security technologies while serving as the Chief Technology Officer of BizTools.TV and USe-Store Worldwide, LLC. Prior to that, he was a computer programmer at Data Prose (from 1997 to 1998).

Gregg Schlender, Secretary and Vice President Sales

In addition to his positions with our company, Mr. Schlender currently serves as the Vice President Sales for JRS and Son, LLC doing business as Cardservice Tri-Counties (from August 1995). He is personally responsible for maintaining and managing a sales force that has sold over 10,000 merchant accounts in the past 5½ years; over 4,000 of which have been internet-based merchants. Mr. Schlender's immediate focus will be exploiting our company's current sales channels as well as furthering alliances garnered from our massive advertising campaign.

In addition, Mr. Schlender is the Vice-President of Maro Securities Inc., and is a partner in USe-Store Worldwide, LLC.

Mr. Schlender was appointed the secretary of our company subsequent to the period covered by our annual report, on January 21, 2002. He replaced Jerry Bohn who resigned as our Secretary and Vice President Marketing on that date.

Andrew Carruthers, Director

Mr. Carruthers was employed by our company as Operations Manager, a position he held from May, 1999 to June, 2001. He is also the owner of Blast Graphics, a company he founded in October, 1997, a company specializing in graphic design. Mr. Carruthers was a Senior Art Director at Aeronett from February to October, 1997, and has been an Art Director at Promark Software Inc. since May, 1994.

MARKET PRICE OF AND DIVIDENDS ON OUR COMPANY'S COMMON EQUITY

Our common shares are quoted on the Over-the-Counter Bulletin Board under the symbol "WWDEF" and CUSIP# 981-60T-106. The following quotations reflect the high and low bids for our common stock based on inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Our common shares are issued in registered form. Computershare Trust Company of Canada is the registrar and transfer agent for our common shares. Their address is 4th Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9 Telephone: 604.661.9400, Facsimile 604.683.3694.

The high and low bid prices for our common shares (obtained from Canada Stockwatch) for each full financial quarter for the two most recent full fiscal years were as follows:

Quarter Ended(1)	**High**(2)	**Low**(2)
September 30, 2001	$0.25	$0.14
June 30, 2001	$0.65 ($0.09 pre-reverse split)	$0.28 ($0.04 pre-reverse split)
March 31, 2001	$1.05 ($0.15 pre-reverse split)	$0.21 ($0.03 pre reverse split)
December 31, 2000	$1.89 ($0.27 pre-reverse split)	$0.21 ($0.03 pre-reverse split)
September 30, 2000	$2.31 ($0.33 pre-reverse split)	$1.40 ($0.20 pre-reverse split)
June 30, 2000	$4.20 ($0.60 pre-reverse split)	$1.75 ($0.25 pre-reverse split)
March 31, 2000	$10.15 ($1.45 pre-reverse split)	$1.12 (0.16 pre-reverse split)
December 31, 1999	$2.17 ($0.31 pre-reverse split)	$0.98 ($0.14 pre-reverse split)

(1) The quotations above reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

(2) Effective September 10, 2001, our common shares underwent a reverse split on a seven (7) to one (1) basis and the above quotations before September 10, 2001, have been adjusted to account for such reverse split.

On December 31, 2001, the shareholders' list for our common shares showed 208 registered shareholders and 8,296,893 common shares issued and outstanding. Effective September 10, 2001, our issued and outstanding shares were consolidated or reverse split on the basis of seven (7) common shares being consolidated into one (1) common share. The issued and outstanding common shares were reverse split from 58,078,252 to 8,296,893 common shares.

Dividend Policy

We have not declared or paid any cash dividends since inception. Although there are no restrictions that limit our ability to pay dividends on our common shares, we intend to retain future earnings, if any, for use in the operation and expansion of our business and do not intend to pay any cash dividends in the foreseeable future.

Rights to Own Securities

Except as provided in the Investment Canada Act, there are no limitations under the applicable laws of Canada or by our charter or our other constituent documents on the right of foreigners to hold or vote our common shares or other securities.

The Investment Canada Act will prohibit implementation, or if necessary, require divestiture of an investment deemed "reviewable" under the Investment Canada Act by an investor that is not a "Canadian" as defined in the Investment Canada Act (a "non-Canadian"), unless after review the Minister responsible for the Investment Canada Act (the "Minister") is satisfied that the "reviewable" investment is likely to be of net benefit to Canada. An investment in our common shares by a non-Canadian would be reviewable under the Investment Canada Act if it was an investment to acquire control of our company and the value of our assets was $5 million or more. A non-Canadian would be deemed to acquire control of our company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of our outstanding common shares (or less than a majority but controlled our company in fact through the ownership of one-third or more of our outstanding common shares) unless it could be established that, on the acquisition, our company was not controlled in fact by the acquirer through the ownership of such common shares. Certain transactions in relation to our common shares would be exempt from review under the Investment Canada Act, including, among others, the following:

1. acquisition of common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

2. acquisition of control of our company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and

3. acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control of our company, through the ownership of voting interests, remains unchanged.

The Investment Canada Act was amended with the World Trade Organization Agreement to provide for special review thresholds for "WTO Investors" of countries belonging to the World Trade Organization, among others, nationals and permanent residents (including "WTO Investor controlled entities" as defined in the Investment Canada Act). Under the Investment Canada Act, as amended, an investment in our common shares by WTO Investors would be reviewable only if it was an investment to acquire control of our company and the value of our assets was equal to or greater than a specified amount (the "Review Threshold"), which is published by the Minister after its determination for any particular year. The Review Threshold is currently CDN$218 million for the year 2002.

AVAILABILITY OF FORM 10-KSB

A copy of our annual report on Form 10-KSB for the year ended September 30, 2001, and which was filed with the Securities and Exchange Commission, including the financial statements, but without exhibits, will be provided without charge to any shareholder or beneficial owner of our common shares upon written request to Gregg Schlender, Secretary of our company, at 300 Esplanade Drive, Suite 1680, Oxnard, CA 93030.

Worldwide Technologies Inc.

(formerly Clipclop.com Enterprises Inc.)
Consolidated Financial Statements
For the years ended September 30, 2001 and 2000

Contents

Auditors' Report

To the Stockholders of
Worldwide Technologies Inc.
(formerly Clipclop.com Enterprises Inc.)

We have audited the Consolidated Balance Sheet of Worldwide Technologies Inc. (formerly Clipclop.com Enterprises Inc.) as at September 30, 2001 and the Consolidated Statements of Operations, Changes in Stockholders' Equity and Cash Flows for the year ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2001 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

The comparative figures were reported on by other auditors.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
January 7, 2002

Comments by Auditors for U.S. Readers On Canada-U.S. Reporting Differences

To the Stockholders of
Worldwide Technologies Inc.
(formerly Clipclop.com Enterprises Inc.)

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the directors and stockholders dated January 7, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
January 7, 2002

Auditors' Report

To the Stockholders of
Worldwide Technologies Inc.
(formerly Clipclop.com Enterprises Inc.)

We have audited the Consolidated Balance Sheet of Worldwide Technologies Inc. as at September 30, 2000 and the Consolidated Statements of Operations, Changes in Stockholders' Equity and Cash Flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the consolidated financial position of the Company as at September 30, 2000 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

/s/ De Visser Gray

Chartered Accountants

Vancouver, Canada
January 31, 2001

Comments by Auditors for U.S. Readers On Canada-U.S. Reporting Differences

To the Stockholders of
Worldwide Technologies Inc.
(formerly Clipclop.com Enterprises Inc.)

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the directors and stockholders dated January 31, 2001 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

/s/ De Visser Gray

Chartered Accountants

Vancouver, Canada
January 31, 2001

Worldwide Technologies Inc.
(formerly Clipclop.com Enterprises Inc.)
Consolidated Balance Sheets
(Expressed in US dollars)

September 30	2001	2000
Assets		
Current		
Cash	$ 10,051	$ 353,885
Accounts receivable	80,110	27,471
Total current assets	90,161	381,356
Property and equipment (Note 3)	44,778	62,230
Goodwill (Note 2)	279,087	-
Total Assets	$ 414,026	$ 443,586
Liabilities and Stockholders' Equity		
Liabilities		
Current		
Accounts payable	$ 137,520	$ 78,288
Accrued liabilities	25,364	2,255
Total current liabilities	162,884	80,543
Stockholders' Equity		
Share Capital (Note 4)		
Authorized		
100,000,000 common shares, no par value		
Issued		
8,296,893 (2000 – 5,822,174) common shares	12,635,329	12,149,809
Contributed surplus	118,513	118,513
Cumulative translation adjustment	(137,188)	(128,038)
Accumulated deficit	(12,365,512)	(11,777,241)
Total stockholders' equity	251,142	363,043
Total Liabilities and Stockholders' Equity	$ 414,026	$ 443,586

Approved by the Board of Directors:

/s/ Jonathan Severn
Director

/s/ Andrew Carruthers
Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Worldwide Technologies Inc.
(formerly Clipclop.com Enterprises Inc.)
Consolidated Statements of Operations
(Expressed in US dollars)

For the years ended September 30	2001	2000
Revenue		
Website hosting and advertising	$ 412,432	$ 10,587
Cost of revenue	368,204	5,200
Gross profit	44,228	5,387
Licensing income	6,526	21,727
	50,754	27,114
Expenses		
Advertising and promotion	91,753	409,447
Business development (Note 4)	-	870,217
Depreciation	25,647	22,106
General and administrative (Note 5)	161,595	205,942
Investor relations and website promotion	100,918	346,019
Professional fees	70,045	84,754
Website maintenance and software research (Note 6)	179,635	291,840
	629,593	2,230,325
Loss from operations	(578,839)	(2,203,211)
Other income		
Interest and other	10,503	23,848
Loss before amortization of goodwill	(568,336)	(2,179,363)
Amortization of goodwill (Note 2)	(19,935)	-
Net loss for the year	$ (588,271)	$ (2,179,363)
Loss per share – basic and diluted	$ (0.09)	$ (0.43)
Weighted average common shares outstanding	6,734,737	5,024,108

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Worldwide Technologies Inc.
(formerly Clipclop.com Enterprises Inc.)
Consolidated Statements of Changes in Stockholders' Equity
(Expressed in US dollars)

For the years ended September 30, 2001 and 2000

	Share Capital		Contributed	Cumulative Translation	Accumulated	Total Stockholders'
	Shares	Amount	Surplus	Adjustment	Deficit	Equity
Balance, October 1, 1999	3,512,896	$ 9,616,419	$ 118,513	$ (105,362)	$ (9,597,878)	$ 31,692
Share issued for:						
Private placement (Note 4(a))	756,905	1,151,913	-	-	-	1,151,913
Settlement of debt (Note 4(a))	454,681	131,489	-	-	-	131,489
Exercise of stock options	232,433	383,238	-	-	-	383,238
Finders' fees (Note 4(a))	150,973	-	-	-	-	-
Business development (Note 4(a))	714,286	866,750	-	-	-	866,750
Net loss	-	-	-	-	(2,179,363)	(2,179,363)
Currency translation adjustment	-	-	-	(22,676)	-	(22,676)
Balance, September 30, 2000	5,822,174	12,149,809	118,513	(128,038)	(11,777,241)	363,043
Shares issued for:						
Exercise of stock options	161,430	110,520	-	-	-	110,520
Finders' fees (Note 4(a))	170,432	-	-	-	-	-
Acquisition of subsidiary (Note 2)	2,142,857	375,000	-	-	-	375,000
Net loss	-	-	-	-	(588,271)	(588,271)
Currency translation adjustment	-	-	-	(9,150)	-	(9,150)
Balance, September 30, 2001	**8,296,893**	**$ 12,635,329**	**$ 118,513**	**$ (137,188)**	**$ 12,365,512**	**$ 251,142**

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Worldwide Technologies Inc.
(formerly Clipclop.com Enterprises Inc.)
Consolidated Statements of Cash Flows
(Expressed in US dollars)

For the years ended September 30	2001	2000
Cash provided by (used in)		
Operating activities		
Net loss for the year	$ (588,271)	$ (2,179,363)
Adjustments to reconcile net loss for the year to net cash used in operating activities		
Depreciation and amortization	45,582	22,106
Issuance of shares for website acquisition	-	866,750
(Increase) decrease in assets		
Accounts receivable	(12,801)	(13,510)
Prepaid expenses	-	3,430
Refundable deposits	-	16,668
Increase in liabilities		
Accounts payable and accrued liabilities	133,623	56,036
	(421,867)	(1,227,883)
Financing activities		
Proceeds from issuance of shares	110,520	1,535,151
Investing activities		
Purchase of property and equipment	(10,831)	(73,702)
Cash acquired on acquisition of subsidiary	2,402	-
	(8,429)	(73,702)
Increase (decrease) in cash	(319,776)	233,566
Exchange effect on cash	(24,058)	(16,856)
Cash, beginning of year	353,885	137,175
Cash, end of year	$ 10,051	$ 353,885

Supplementary information:	2001	2000
Interest and taxes paid	$ -	$ -
Non-cash investing and financing activities:		
Issuance of common stock for website acquisition	$	$ 866,750
Issuance of common stock for debt settlement	$ -	$ 131,489
Issuance of common stock for acquisition of subsidiary (Note 2)	$ 375,000	$ -
Issuance of common stock for finders' fees	$ -	$ -

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Basis of Presentation

These consolidated financial statements are stated in US dollars and are presented in accordance with Canadian generally accepted accounting principles. They include the accounts of the Company and its wholly-owned subsidiaries: Promark Software Worldwide, Inc. (a company incorporated under the laws of the State of Delaware), PRW Management Inc. (formerly Kreiger Data Corp., a company incorporated under the laws of Canada), and USe-Store Worldwide, LLC, (formerly USe-Store, LLC, a California limited liability company). All significant intercompany transactions and balances are eliminated on consolidation.

During the year ended September 30, 2001, the Company changed its legal name to Worldwide Technologies Inc. and completed a 7:1 reverse split of its common stock. All references in these consolidated financial statements to the number of shares are stated on a post-consolidated basis.

Revenue Recognition

As a result of the acquisition of USe-Store, LLC during the year, the Company received revenues from website hosting and advertising on the Company's website. Website hosting and advertising revenues are earned on month-to-month contracts and are recognized over the service period. Revenues from the licensing of software rights to different customers pertaining to agreements in place prior to the acquisition of USe-Store, LLC are recognized in the period in which they are earned.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the property and equipment using the declining-balance method at the following annual rates:

Automobile	- 30%
Furniture and equipment	- 20%
Computer, communications equipment and software	- 30%

Foreign Currency Translation

In 2001, as a result of the acquisition of USe-Store, LLC, the Company changed its reporting currency from the Canadian dollar to the US dollar. Assets and liabilities denominated in Canadian dollars are translated into US dollars at the rates in effect on the balance sheet date while revenue and expense items are translated at the average rates for the year. Equity transactions are translated using the exchange rate in effect on the transaction date. Gains and losses arising on translation are recorded as a cumulative translation adjustment in stockholders' equity. Comparative balances in 2000 and 1999 have been retroactively restated accordingly.

Foreign Currency Translation - Continued

Exchange rates between the US dollar and the Canadian dollar for the years reported in these financial statements are as follows:

	2001	2000
Average	**1.534**	1.471
Year end	**1.577**	1.500

Loss per Share

Loss per share has been computed by dividing the loss applicable to the common stockholders by the weighted average number of common shares outstanding during the years. Diluted earnings per share reflects the potential dilution of securities that could share in earnings of an entity. In loss periods, dilutive common equivalent shares are excluded as the effect would be anti-dilutive. Basic and diluted earnings (loss) per share are the same for the periods presented.

Common equivalent shares (consisting of shares issuable on exercise of warrants and options) totalling 1,833,071 (2000 – 1,411,814) were not included in the computation of diluted earnings per share because the effect was anti-dilutive.

For the year ended September 30, 2000, the loss per share was restated to account for the stock consolidation in 2001.

Website Development and Maintenance

Direct internal and external costs associated with the development of the features, content and functionality of the Company's website incurred during the application development stage are capitalized. All other costs are expensed including those incurred after the date upon which the website is declared operational, except for those costs incurred in respect of significant functionality enhancements. The Company's website and domain name, acquired from a director in fiscal 2000 (Note 4(a)) was operational as of December 1, 1999. During the years ended September 30, 2001 and 2000, all costs incurred (in respect of general website maintenance) were charged to the Statement of Operations.

Software Development Costs

Prior to fiscal 2000, research and development costs also included direct internal and external costs incurred for the development of software to be licensed. For development of licensed software, these costs are expensed as incurred until technological feasibility in the form of a working model has been established. Related costs incurred in the period after the production of the software has commenced, other than product enhancements, are also expensed in the period incurred. During the years ended September 30, 2001 and 2000 no costs were capitalized in connection with this licensed software and all previously capitalized costs were expensed prior to fiscal 2000.

Goodwill

Goodwill is stated at cost and is amortized on a straight-line basis over an estimated period of benefit of five years. The Company periodically evaluates the recoverability of the carrying amount of goodwill resulting from business acquisitions by assessing whether any impairment indications are present, including significant adverse changes in legal or economic factors that affect the business acquired. If such analysis indicates impairment, the goodwill would be adjusted in the period such change occurred based on its estimated fair value, which is derived from expected cash flow of the business.

Use of Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Advertising

Advertising and promotion costs are charged to expense as incurred.

Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities. Unless otherwise noted, management of the Company does not believe that the Company is subject to significant interest, currency or credit risks arising from these financial instruments. The carrying value of these financial instruments approximated their fair values since they are short-term in nature or they are receivable or payable on demand.

Financial Instruments – Continued

Financial assets and liabilities are denominated in the following currencies:

	2001		2000	
	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
U.S. dollar	$ 89,965	$ 87,978	$ 355,736	$ 22,880
Canadian dollar	196	74,906	25,620	57,663
	$ 90,161	$ 162,884	$ 381,356	$ 80,543

Stock Based Compensation

No compensation expense is recognized for stock options or warrants granted to employees, directors and consultants. Any consideration received on the exercise of stock options and warrants or the purchase of common stock is credited to share capital.

Income Taxes

Income taxes are accounted for by the liability method which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted rates in effect in the years in which the differences are expected to reverse.

Comparative Amounts

Certain comparative amounts presented in these financial statements have been restated to conform to the current year's presentation.

New Accounting Pronouncements

In September 2001, the Canadian Institute of Chartered Accountants published new handbook sections 1581, *Business Combinations* and 3062, *Goodwill and Other Intangible Assets.* Section 1581 requires the use of the purchase method of accounting and the recognition of acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. This section applies to all business combinations initiated on or after July 1, 2001 and all business combinations accounted for by the purchase method with a date of acquisition on or after July 1, 2001. It also requires that upon adoption of Section 1581, the Company reclassify the carrying amounts to intangible assets and goodwill based on certain criteria.

New Accounting Pronouncements - Continued

Section 3062 requires the recognition of intangible assets at cost apart from goodwill based on certain criteria. These intangible assets will be amortized over their estimated useful lives except for intangible assets that are determined to have an indefinite useful life which are to be tested at least annually for impairment. Section 3062, also requires the companies to cease amortization of goodwill and instead test goodwill for impairment at least annually according to paragraph 3062. This section applies for fiscal years beginning on or after January 1, 2002, but earlier adoption is permitted.

The Company has not yet assessed the potential impact of applying these new recommendations.

1. Nature of Business and Ability to Continue as a Going Concern

The Company was incorporated in British Columbia, Canada on August 9, 1984 and since 2000 has been in the business of developing and marketing "clipclop.com", an equine information Internet website which was opened to the public on December 1, 1999. The Internet website is intended to service the North American equestrian market and the Company generates revenue from advertising and virtual mall hosting services. Following the acquisition of USe-Store, LLC ("Use-Store" a California limited liability company) on June 8, 2001 the Company is now also involved in website hosting and the operation of an online shopping mall.

These consolidated financial statements are stated in US dollars and have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles, which contemplates the realization of assets and the liquidation of liabilities and commitments in the ordinary course of business. The Company has incurred operating losses in each of the last two fiscal years and has an accumulated deficit of $12,365,512 at September 30, 2001. Additionally, USe-Store, the Company's operating subsidiary acquired in June 2001 has been named as a defendant in a judgement issued by the State of California against related parties in a business venture unrelated to that of USe-Store (Note 11). As a result of this judgement, the Court has appointed a Receiver to act as an agent of the Court. Among other responsibilities, the Receiver assumed full control of USe-Store and has exclusive custody over the assets of USe-Store. Management expects the Receiver to be removed in June 2002, but asserts that the receivership has not had a material impact on the day-to-day operations of USe-Store. Should cash flow from existing operations not be sufficient to sustain operations for the next year, the Company plans to raise debt and equity capital as needed on a private placement basis to finance the operating and capital requirements of the Company. It is management's intention to continue to finance planned capital expansion and continued development in the e-marketplace and Internet website business. These factors raise doubt about the Company's ability to continue as a going concern. The future of the Company will depend upon the Company's ability to obtain adequate financing and continuing support from stockholders and creditors and to achieve and maintain profitable operations.

While the Company is expending its best efforts and is confident it can achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

2. Acquisition of USe-Store, LLC

On June 8, 2001, the Company closed in a Share Purchase Agreement dated April 19, 2001 with the members of USe-Store, LLC (a California limited liability company organized on June 22, 2000) to purchase 100% of the issued and outstanding capital of USe-Store, LLC in exchange for the issuance of 2,142,857 non-forfeitable, fully-issued common shares of the Company. USe-Store, LLC operates a media-advertised online mall whose clients link their websites to Use-Store's mall.

(Expressed in US Dollars)

2. Acquisition of USe-Store, LLC – Continued

The transaction was accounted for using the purchase method of accounting and was recorded as follows. *The operations of Use-Store, LLC are included in the 2001 consolidated financial* statements from June 8, 2001 (date of acquisition) to September 30, 2001.

Purchase price		
2,142,857 common shares issued	$	375,000
Net assets acquired		
Total assets		75,978
Total liabilities		-
		75,978
Goodwill	$	299,022

The value assigned to the common shares issued has been recorded at a 50% discount to the trading value of the common shares to provide a reasonable estimate of the value for the transaction given the quantity of shares issued and market activity in the Company's common shares at the acquisition date.

Goodwill amortization of $19,935 (2000 – Nil) based on an estimated useful life of five years was recorded in the year ended September 30, 2001, leaving a net book value at September 30, 2001 of $279,087 (2000 - $Nil).

Pro-forma information assuming the acquisition occurred on June 22, 2000 (date of inception of USe-Store, LLC) is as follows:

	Years ended September 30, 2001	2000
Revenue	$ **609,624**	$ 32,314
Loss for the year	$ **(575,358)**	$ (2,197,112)
Loss per share	$ **(0.07)**	$ (0.31)

3. Property and Equipment

	2001 Cost	2001 Accumulated Depreciation	2001 Net Book Value	2000 Cost	2000 Accumulated Depreciation	2000 Net Book Value
Automobile	$ **-**	$ **-**	$ **-**	$ 18,639	$ 16,565	$ 2,074
Furniture and equipment	**55,469**	**45,633**	**9,836**	58,320	45,394	12,926
Communications equipment	**17,040**	**17,040**	**-**	17,040	17,040	-
Computer equipment	**110,884**	**76,082**	**34,802**	105,010	70,200	34,810
Computer software	**23,904**	**23,764**	**140**	24,840	12,420	12,420
	$ **207,297**	$ **162,519**	$ **44,778**	$ 223,849	$ 161,619	$ 62,230

(Expressed in US Dollars)

4. Share Capital

On August 14, 2001, the Company consolidated its common shares on a seven to one basis. All references in these financial statements to the number of shares are stated on a post-consolidation basis. Per share amounts have been restated for the share consolidation.

a) Share capital transactions during the year not discussed elsewhere in these financial statements are summarized as follows:

i) In fiscal 2000, the Company issued 756,905 shares of its common stock on private placements for gross proceeds of $1,248,500. Finders fees incurred directly in connection with these private placements of $96,587 were recorded as a reduction in share capital.

ii) In fiscal 2000, the Company entered into an agreement to issue up to 714,285 shares of the Company's common stock to a former director as a finders' fee for completing equity financings of $6 million before February 10, 2001. Share consideration payable was to be adjusted pro-rata should the former director not have raised $6 million. During 2001 170,432 (2000 – 150,973) shares of common stock were issued in connection with this agreement for amounts raised prior to fiscal 2001. This finders' fee was charged against share capital raised by the former director. The agreement has now expired and no additional amounts are payable to the former director in connection with this agreement.

iii) During the year ended September 30, 2000, the Company issued 454,681 common shares to a former director to settle outstanding indebtedness of $131,489. The value assigned to the common shares was based upon the carrying value of the indebtedness held by the former director.

iv) In fiscal 2000, the Company acquired from a former director a business plan for the development of the clipclop.com Internet website, and all rights to the domain name clipclop.com, trade names, trademarks, and copyrights thereto, in consideration for $3,467 in cash and the issuance of 714,286 common shares at an ascribed value of $1.21 per share (being the trading price of the Company's common stock on the issuance date) for a total cost of $870,217. This acquisition was charged to the Statement of Operations in the year incurred as business development due to concerns over the recoverability of the assets acquired.

(Expressed in US Dollars)

4. Share Capital – Continued

b) On January 24, 2001, the Board of Directors approved the 2000 Incentive and Non-Qualified Stock Option Plan ("the Plan") for directors, officers, employees, and any related corporations. The maximum number of common shares to be issued under the Plan was 714,286 shares of common stock, provided that the number of common shares that may be reserved for exercise of options granted to any person shall not be at any given time more than 5% of the Company's issued shares. Under the Plan, stock options are granted at the discretion of the Board of Directors. Options granted must be exercised no later than ten years (five years in the case of an incentive stock option granted to a holder of 10% of the Company's common stock) after the date of the grant or such lesser periods as regulations require, unless otherwise specified. Unless otherwise specified, options granted vest at the rate of not less than 25% per year such that they are fully vested on the date which is no later than four years after the date of grant. The aggregate fair market value of the common stock with respect to exercising of incentive options by a holder shall not exceed $100,000 per calendar year. For incentive options or any options granted to qualified employees, the exercise price shall not be less than the fair market value of the Company's common stock on the grant date. (In the case of options granted to a holder of more than 10% of the Company's common stock, the option price must not be less than 110% of the market value of the common stock on the grant date.)

Stock option transactions during the years ended September 30, 2001 and 2000 were as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Fair Value of Options Granted
Number of options outstanding, October 1, 1999	386,312	$ 1.14	
Granted	320,868	$ 2.35	$ 1.05
Cancelled	(35,714)	$ 1.40	
Exercised	(232,433)	$ 1.65	
Number of options outstanding, September 30, 2000	439,033	$ 1.68	
Granted	800,000	$ 0.41	$ 0.25
Exercised	(161,430)	$ 0.68	
Cancelled	(87,603)	$ 1.21	
Number of options outstanding, September 30, 2001	990,000	$ 0.96	
Number of options exercisable, September 30, 2001	632,857	$ 0.75	
Number of options exercisable, September 30, 2000	439,033	$ 1.68	

All options granted during the years ended September 30, 2001 and 2000 were immediately exercisable except for 714,286 options granted in fiscal 2001 which vested 50% on the grant date with the remaining 50% vested on January 1, 2002. Of stock options granted in fiscal 2001, only 85,714 were granted pursuant to the Plan.

(Expressed in US Dollars)

4. Share Capital – Continued

Stock options outstanding at September 30, 2001 were as follows:

Outstanding					Exercisable		
Range of Exercise Prices	Number of Options	Weighted Average Months Remaining To Expiry		Weighted Average Exercise Price	Number of Options		Weighted Average Exercise Price
$0.35	728,571	114.4	$	0.35	371,428	$	0.35
$0.67 - $1.75	165,714	56.2	$	1.11	165,714	$	1.11
$1.89 - $5.32	95,715	11.1	$	3.05	95,715	$	3.05
	990,000				632,857		

Subsequent to September 30, 2001:

3,800,000 options (immediately exercisable) were granted to employees and consultants with a weighted average exercise price of $0.18, expiring in ten years. A total of 25,715 options expired in October and December at exercise prices of $0.67 and $1.40.

c) Warrants

A summary of the changes in share purchase warrants during the years ended September 30, 2001 and 2000 was as follows:

	Number of Warrants		Weighted Average Exercise Price
Outstanding, October 1, 1999	161,615	$	1.33
Granted	843,071	$	2.03
Outstanding, September 30, 2000	1,004,686	$	1.94
Expired	(161,615)	$	1.33
Outstanding, September 30, 2001	843,071	$	2.03

All outstanding share purchase warrants at September 30, 2001 are exercisable on a 1:1 basis based on terms set out as follows:

Number of Warrants		Exercise Price	Expiry Date	
535,928	$	1.75	November 2, 2002	
307,143	$	2.52	April 25, 2003	(*)
843,071				

(Expressed in US Dollars)

4. Share Capital – Continued

(*) Should these warrants not be exercised before April 25, 2002, the exercise price will increase to $2.73 per warrant until expiry on April 25, 2003.

Subsequent to September 30, 2001 additional warrants were issued pursuant to certain consulting and assignment agreements (Note 10).

5. General and Administrative Expenses

	2001	2000
Computer	$ **12,711**	$ 9,155
Consulting	**48,740**	41,504
Courier	**5,592**	9,289
Filing fees	**10,333**	5,053
Insurance	**2,953**	2,107
Office and miscellaneous	**19,831**	25,972
Rent	**18,113**	31,679
Salaries	**12,104**	38,581
Telephone	**11,393**	16,851
Travel	**15,779**	19,807
Vehicle	**4,046**	5,944
	$ **161,595**	$ 205,942

6. Website Maintenance and Software Research Expenses

	2001	2000
Consulting	$ **82,975**	$ 143,914
Salaries	**93,345**	138,055
Other	**3,315**	9,871
	$ **179,635**	$ 291,840

(Expressed in US Dollars)

7. Segmented Information

With the acquisition of USe-Store, LLC, the Company operates in two segments: equine related information and software licensing (Canada) and the operation of an online mall (United States) based on subsidiary location. The significant accounting policies for the segments are the same as those described in the Summary of Significant Accounting Policies. Information on the Company's segments is as disclosed below.

	2001	2000
Revenues		
United States	$ 402,350	$ -
Canada	161,268	32,314
	563,618	32,314
Less: intersegment revenue to Canada	(144,660)	-
	$ 418,958	$ 32,314
Income (loss) from operations		
United States	$ 15,528	$ -
Canada	(594,367)	(2,203,211)
	(578,839)	(2,203,211)
Interest and other income	10,503	23,848
Amortization of goodwill	(19,935)	-
Net loss for the year	$ (588,271)	$ (2,179,363)
Total assets		
United States	$ 82,987	$ -
Canada	331,039	443,586
	$ 414,026	$ 443,586
Capital expenditures		
United States	$ -	$ -
Canada	10,831	73,702
	$ 10,831	$ 73,702
Property and equipment		
United States	$ -	$ -
Canada	44,778	62,230
	$ 44,778	$ 62,230

(Expressed in US Dollars)

8. Related Party Transactions

Related party transactions not disclosed elsewhere in these financial statements are as follows:

a) During the year ended September 30, 2001, $211,677 (2000 - $Nil) was paid to a company controlled by a common director for client referral services and administration fees. Such amounts are presented in these financial statements as costs of revenue.

b) In fiscal 2000, the Company paid $7,014 to the spouse of a former director for accounting services provided.

Except as otherwise noted, these transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9. Income Taxes

The tax effects of temporary differences that give rise to the Company's deferred tax assets are as follows:

	2001	2000
Tax loss carryforwards	$ 1,302,000	$ 1,098,000
Property and equipment	61,000	58,000
Undeducted expenses	493,000	413,000
Undeducted financing costs	145,000	100,000
Valuation allowance	(2,001,000)	(1,669,000)
	$ -	$ -

The provision for income taxes differs from the amount estimated using the Canadian federal and provincial statutory income tax rates as follows:

	2001	2000
Provision (benefit) at Canadian statutory rate	$ (262,000)	$ (972,000)
Difference in foreign exchange rate	(10,000)	(15,000)
Effect of taxation in the United States	(2,000)	-
Financing costs	(45,000)	-
Permanent differences and other	(13,000)	-
Increase in valuation allowance	332,000	987,000
	$ -	$ -

(Expressed in US Dollars)

9. Income Taxes – Continued

Undeducted financing costs consist of temporary differences between the tax and accounting bases of share issuance costs. Such costs are presented in these financial statements as a reduction to share capital. Accordingly, the reversal of such temporary differences (net of the reversal of the related valuation allowance) would also be recorded as an adjustment to share capital.

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgement about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is reflected in current income.

The Company has losses carried forward of approximately $2,900,000 (2000 - $2,461,000) available to reduce future taxable income. These losses if unused will expire in varying amounts from 2002 to 2008.

10. Subsequent Events

Subsequent events not disclosed elsewhere in these financial statements include:

a) On November 28, 2001, the Company completed the acquisition of 100% of the membership interests of Entertainment Hosting & Merchandising, LLC ("Entertainment Hosting"), a California limited liability company controlled by the Company's president and another officer of the Company in exchange for $100. Entertainment Hosting will focus on *acquiring merchandising and hosting rights in the entertainment industry.*

   Concurrent with the closing of this acquisition, Entertainment Hosting secured the world-wide rights to the proceeds and revenues derived from the sale of memberships and products for the official Ricky Martin Fan Club website. By way of a License Agreement dated March 14, 2000, Ricky Martin Enterprises, Inc. granted a license to the vendor for the exclusive right to certain intellectual property to create and manage the Official Ricky Martin Fan Club and website. Pursuant to an Assignment of Proceeds Agreement dated November 28, 2001 with the original licensee ("the Assignor"), Entertainment Hosting obtained the Assignor's entire right to the proceeds and revenue derived from the sale of any Ricky Martin Fan Club merchandise and memberships on the Ricky Martin website in exchange for, among other things:

   - the issuance of 125,000 fully vested, non-forfeitable shares of the Company's common stock;
   - the issuance of fully-vested, non-forfeitable shares of the Company's common stock having an aggregate value of $25,000 to a consultant as consideration of the consultant's agreement to serve as Entertainment Hosting's Senior Vice-President New Talent;

(Expressed in US Dollars)

10. Subsequent Events – Continued

- the issuance of an aggregate of 200,000 share purchase warrants exercisable for a period of five years and entitling the holder to acquire common shares (subject to resale restrictions) on a 1:1 basis with 50,000 warrants exercisable at each of $0.25, $0.50, $0.75 and $1 per share; and

- 25% commission on sales (after deduction for direct costs) received by Entertainment Hosting from sales of memberships to the Official Ricky Martin Fan Club and from sales of merchandise via the website and any other websites hosted by Entertainment Hosting.

The agreement between the Company and the Assignor expires in November 2004, subject to thirty days written notice.

The license authorizes the Company to create, design, produce, manufacture and sell merchandise containing intellectual property of Ricky Martin for a period expiring on March 14, 2002. The assignor is required to make certain payments under the terms of the agreement amounting to approximately 30% of revenue generated from the agreement.

Should the Assignor be successful in renewing the Official Ricky Martin Fan Club license by March 14, 2002, the Company will issue to the Assignor 200,000 fully-vested, non-forfeitable shares of the Company's common stock, subject to adjustment for the revenue entitlements under the new license.

Upon signing each agreement between the Company and each new recording artist, the Company has further agreed to compensate the Assignor under similar compensation terms as set out above.

b) Subsequent to September 30, 2001, the Company has entered into various short-term cancelable consulting agreements. Aggregate consideration under these agreements includes:

- the issuance of 275,000 fully-vested, non-forfeitable shares of our common stock (including 75,000 shares to an individual related to the Company's president);

- the issuance of 625,000 share purchase warrants (including 125,000 share purchase warrants issued to an individual related to the Company's president) exercisable for a period of five years and entitling the holder to acquire common shares (subject to some resale restrictions) on a 1:1 basis at a weighted average exercise price of $0.38; and

- 20% commission on sales (after deduction for direct costs) received by Entertainment Hosting from sales of memberships to the Official Ricky Martin Fan Club and from sales of merchandise via the website and any other websites hosted by Entertainment Hosting.

Additionally, as compensation for services not directly related to the Official Ricky Martin Fan Club website, the Company will issue fully vested, non-forfeitable shares of the Company's common stock having an aggregate value of $30,000.

(Expressed in US Dollars)

11. Contingent Liability

On November 14, 2001, the Company's California subsidiary (USe-Store), the Company's president and six other companies related to the Company's president (collectively "the Defendants") were named in a civil complaint by the State of California alleging false advertising and unfair competition by the sale of a seller's assisted marketing plan and endless chain scheme. The State of California obtained a temporary restraining order against the Defendants related to the seller's assisted marketing venture, unrelated to the business activities of USe-Store. In connection therewith a temporary receiver was appointed for USe-Store by the State of California to act as an agent of the Court. Among other responsibilities, the Receiver assumed full control of USe-Store and has exclusive custody over the assets of USe-Store.

On December 27, 2001, a Stipulated Final Judgement and Permanent Injunction was filed between the Defendants and the State of California whereby the Defendants agreed, among other things, to comply with California law relating to unfair competition, false advertising, endless chain schemes, seller assisted marketing plans and consumer protection statutes. The Defendants are also required to pay the State the sum of $250,000 with $80,000 due immediately (which has been paid) and the balance payable in monthly installments starting on January 20, 2002 until fully paid on June 20, 2002. The amount payable is non-interest bearing if installments are made on time. Should installments not be made, the entire amount becomes immediately due with interest payable at the legal post-judgement rate. The Defendants are also responsible for paying to the State any amounts recovered on claims against another company. USe-Store is joint and severally liable in relation to the terms of the judgement. Additional terms of the injunction include the following:

- the Receiver will continue to act with the full power in accordance with the terms of the Temporary Restraining Order, with his fees to be paid by the Defendants;
- the Receiver must approve all payments of greater than $50,000;
- control of USe-Store cannot change hands during the period of receivership;
- a compliance monitor was appointed by the State of California to enforce terms of the injunction, for a fee not exceeding $6,500 per month;
- the Defendants were required to provide the compliance monitor with $10,000 constituting a "compliance fund" for the compliance monitor to issue refunds on seller assisted marketing plan purchases made after November 14, 2001 and to replenish the fund, if necessary.

USe-Store shall remain under receivership and the compliance monitor for a period of not less than 180 days from December 27, 2001. At any time thereafter, the Receiver may move the Court to terminate the receivership and compliance monitor upon showing regular proof, consistent compliance by the defendants with the Order and the implementation of appropriate controls and preventative measures to effect ongoing compliance. In absence of such a motion, the receivership and compliance monitor will remain in place indefinitely.

Management expects the receivership to be terminated upon payment of the final penalty installment in June 2002 and does not expect USe-Store to absorb any portion of the costs and penalties set out in the stipulated judgement. Management believes the other Defendants will make the required payments. No amounts have been recognized in these financial statements in connection with this matter. At the date of these financial statements the ultimate outcome of this uncertainty to USe-Store is indeterminable. Losses to the Company, if any, will be recorded in the period they become probable.

(Expressed in US Dollars)

12. United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which, in the case of the Company, conform in all material respects with those of the United States ("US GAAP") and with the requirements of the Securities and Exchange Commission ("SEC"), except as follows:

(a) Under Canadian GAAP, no compensation expense was recorded on granting of stock options to consultants and employees.

Under US GAAP, the Company applied Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for all stock options granted to employees and directors. Under APB 25, compensation expense is only recognized for stock options granted with exercise prices below the market price of the underlying common shares on the date of grant. For the year ended September 30, 2001, there were no options granted in respect of employee compensation. For the year ended September 30, 2000, an expense totalling $6,600 was recorded in respect to 10,000 options granted to employees with exercise prices below market. All other stock options granted to employees had an exercise price equal to or greater than the market price of the underlying common shares on the grant date.

Also under US GAAP, Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", requires the Company to record compensation to "non-employees" using the fair value based method prescribed therein. Compensation expense to non-employees is determined using the Black-Scholes option pricing model with the following weighted average assumptions for the 2001 and 2000 fiscal years. The values assigned to these options are amortized on a straight-line basis over the period from the grant date to the date the options vest. If the options vest immediately and are for prior services, the expense is recorded on the grant date. For the year ended September 30, 2001, $116,622 (2000 - $309,083) compensation expense was recorded under SFAS No. 123.

Assumptions	**2001**	2000
Risk-free interest rate	**5.0%**	6.3%
Dividend yield	**Nil**	Nil
Volatility factor of the expected market price of the Company's common shares	**100%**	100%
Weighted average expected life of the options (months)	**60**	12

The weighted average fair value of options granted to non-employees during the year ended September 30, 2001 was $0.25 (2000 - $1.07) per option.

Pro-forma information concerning Net Loss and Loss per Share is required under SFAS No. 123 and has been determined as if the Company had accounted for all of its stock options under the fair value based method of SFAS No. 123. All options granted in fiscal 2001 are accounted for under SFAS No. 123 and expensed in fiscal 2001 for US GAAP purposes. US GAAP Net Loss and Loss per Share on a pro-forma basis for the year ended September 30, 2000 would be approximately $1,650,000 and $0.33. The fair value of stock options granted during the year ended September 30, 2000 was estimated at the date of grant with the following weighted average assumptions:

(Expressed in US Dollars)

12. United States Generally Accepted Accounting Principles - Continued

	2000
Risk-free interest rate	6.4%
Dividend yield	Nil
Volatility factor of the expected market price of the Company's common shares	100%
Expected life of the options (months)	12

(b) Under Canadian GAAP, the value assigned to the common shares of the Company issued in June 2001 in connection with the acquisition of USe-Store, LLC was $375,000 based upon the discounted trading value of the Company's common stock at the date of acquisition. Under US GAAP, no discount to the quoted market price of the Company's common shares issued on acquisition would be permitted. Under US GAAP additional goodwill of $375,000 would be recorded and amortized over its useful life. Additional amortization of $25,000 (2000 - $Nil) would be recorded in fiscal 2001 in accordance with US GAAP. The net book value of goodwill at September 30, 2001 under US GAAP would be $629,087 (2000 – Nil).

(c) Under Canadian GAAP, the Company charged to expense the cost of acquiring from a director the clipclop.com internet website and certain intellectual property and intangible assets due to concern over the recoverability of the acquired assets. Included in the cost was $866,750 being the value assigned to the Company's common stock based on the trading price on the acquisition date. Under US GAAP, such a transaction would be recorded using the carryover basis whereby the cash payment of $3,467 would be recorded as a distribution against the Company's contributed capital and the value assigned to the common stock would be $Nil. Share capital under US GAAP would be $12,143,579 at September 30, 2001 (2000 - $11,283,059).

(d) US GAAP requires the Company to present comprehensive income in accordance with SFAS No. 130, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income comprises net income (loss) and all charges to stockholders' equity except those resulting from investments by owners and distribution to owners.

(e) Under Canadian GAAP, the Company is permitted to present goodwill amortization as a separate line item below the loss from operations. Under US GAAP, goodwill amortization is presented as an operating expense. The effect of different classifications would be to increase the Company's loss from operations for the year ended September 30, 2001 from $578,839 (2000 - $2,203,211) under Canadian GAAP to $740,396 (2000 - $1,648,677) under US GAAP.

(Expressed in US Dollars)

12. United States Generally Accepted Accounting Principles - Continued

The impact of these differences is as follows:

		2001		2000
Net loss per Canadian GAAP	$	**(588,271)**	$	(2,179,363)
Stock option compensation (a)		**(116,622)**		(315,683)
Amortization of goodwill (b)		**(25,000)**		-
Website acquisition costs (c)		**-**		870,217
Net loss per US GAAP	$	**(729,893)**	$	(1,624,829)
Loss per share in accordance with US GAAP	$	**(0.11)**	$	(0.32)

The components of comprehensive loss are as follows:

		2001		2000
Net loss in accordance with US GAAP	$	**(729,893)**	$	(1,624,829)
Currency translation adjustment		**(9,150)**		(22,676)
Comprehensive loss (d)	$	**(739,043)**	$	(1,647,505)

The impact of the above-noted differences on total stockholders' equity is as follows:

		2001		2000
Stockholders' equity in accordance with Canadian GAAP	$	**251,142**	$	363,043
Additional value assigned to common shares on acquisition of USe-Store, LLC (b)		**350,000**		-
Stockholders' equity in accordance with US GAAP	$	**601,142**	$	363,043

(Expressed in US Dollars)

12. United States Generally Accepted Accounting Principles - Continued

New US GAAP Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 was effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes. Accordingly, adoption of the new standards did not affect the Company's financial statements.

In June 2001, the Financial Accounting Standards Board finalized SFAS No. 141, *Business Combinations,* and SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142, that the Company reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141.

SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142.

The Company's previous business combinations were accounted for using the purchase method. Currently, the Company is assessing but has not yet determined how the adoption of SFAS 141 and SFAS 142 will impact its US GAAP financial position and results of operations.

12. United States Generally Accepted Accounting Principles - Continued

New US GAAP Accounting Pronouncements - Continued

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, is to be applied prospectively. The implementation of this new standard is not expected to have a material effect on the Company's financial statements.